 June 12, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Barbara C. Jacobs

Re:	Amendment No. 4 to Registration Statement on
Form S-1 Filed June 12, 2015 (File No. 333-194824)

Dear Ms. Jacobs:

On behalf of our client, Geospatial Corporation, a Delaware corporation (the “Company”), we are submitting herewith electronically via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (File No. 333-14824) (the “Registration Statement”). In connection with such submission, set forth below is the Company’s response to the comments of the Staff communicated in its letter addressed to the Company, dated June 9, 2015.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 4

General

1.	Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

The Company has revised its prospectus on the cover page and on pages 1 and 26 to provide that shares will be offered by the selling shareholders at a fixed price of $0.25 per share, until the Company’s common stock is listed on a national securities exchange or is quoted on the OTC Bulletin Board, the OTCQX or the OTCQB.

Securities and Exchange Commission

June 12, 2015

Exhibit 10.24

2.	We note that the conversion price of the secured promissory note is equal to 75% of the average closing bid prices of your common stock for the 10 days preceding the conversion date. Revise your prospectus to include risk factor disclosure that discusses the risks to investors associated with the issuance of a convertible note with a fluctuating conversion rate that is set at a discount to market prices during the period immediately preceding conversions. Provide meaningful quantitative data concerning the potential impact of market price declines on the number of securities issuable under the convertible note.

The Company has added a new risk factor on page 6 in response to the Staff’s comment.

Exhibit 23.1

3.	The auditor’s consent references a report dated March 31, 2015 relating to schedules contained in Part II of the Registration statement. We could not locate the referenced report in Part II. Please revise your filing to provide this opinion.

The Company has provided a revised auditor’s consent as Exhibit 23.1 which does not contain the reference to the report dated March 31, 2015.

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (412) 258-6718.

Sincerely,

David J. Lowe

DJL/jd

cc:

Mr. Mark A. Smith (via email)